[NOVA Chemicals letterhead]

August 25, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

Re:	NOVA Chemicals Corporation
Form 40-F for the Fiscal Year Ended December 31, 2005 (File No. 1-13064)

Dear Ms. Shah:

Reference is made to your letter, dated August 1, 2006 (the “Comment Letter”), requesting that NOVA Chemicals Corporation (the “Company” or “NOVA Chemicals”) provide the Staff of the Division of Corporate Finance (the “Staff”) with additional responses to certain items included in the Company’s correspondence dated July 19, 2006.  The Company hereby submits its responses to the Staff’s additional comments with respect to the filing listed above.  Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, NOVA Chemicals requests that all supplemental materials provided to the Staff are returned to NOVA Chemicals upon completion of the Staff’s review.

The headings and numbered paragraph in this response letter correspond to the original headings and numbered paragraph in the Comment Letter.  For ease of reference, the Company has repeated the Staff’s comments in bold text preceding its responses.

Form 40-F for the Fiscal Year Ended December 31, 2005

Note 21 – Segmented Information, Page 31

1.              We have reviewed your response to prior comment 2 in our letter dated June 20, 2006.  We note your conclusion that you have two operating and reportable segments — Olefins / Polyolefins and Styrenics — through the first quarter of 2006.  We understand that you base this conclusion primarily on the following:

•      Both the Olefins / Polyolefins divisions each have a segment manager that reports to the chief executive officer, whom you have identified as your chief operating decision maker (CODM).

•      The CODM approves performance metrics for each of the divisions and regularly reviews performance against these targets, but does not approve or regularly review performance metrics for units below the division level.

•      Even if you aggregated operating segments, you believe that the chemistry involved in the production and the economics of the products in each division are similar.

With respect to your first point, you state that the segment managers (i.e. division presidents) are directly accountable to and maintains regular contact with your CEO to discuss operating activities, financial results, forecasts and plans for the division.  You also state that none of the areas or group of areas within the division represents additional operating segments because none of these areas has a segment manager who is directly accountable and maintains regular contact with the CEO.  However, we refer you to paragraph 14 of SFAS 131, which states “a single manager may be the segment manager for more than one operating segment.”  Accordingly, your division presidents could be viewed as segment managers over more than one operating segment.

Response:

The Company agrees with the Staff that, pursuant to paragraph 14 of SFAS 131, a single manager may be the segment manager for more than one operating segment and, therefore, the Company’s division managers could be viewed as segment managers over more than one operating segment.  However, the Company had concluded that it had only two operating segments through the first quarter of 2006.  The reason that NOVA Chemicals made the statements referenced in the Staff’s Comment Letter, as well as other statements in its initial response to the Staff, was to demonstrate its conclusions with respect to paragraph 13 of SFAS 131.  This paragraph states, “If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”  At NOVA Chemicals, the CODM uses various sources of information.  This is discussed in greater detail below in the Company’s response to the Staff’s second point.

With respect to your second point, we note that your CODM receives discrete financial information presented in more detail than the two operating segments that you have identified.  We note from your response that you do not consider this additional detail to indicate that you have more operating segments, in part because your CEO does not regularly review this breakdown in order to make business decisions.  Please tell us why your CODM receives this detailed information.  For example, we note in your response that the CODM does review Olefins / Polyolefins and Styrenics information at the level of the performance products.  However, it is unclear to us the purposes for which your CODM uses the remainder of the information in the monthly reports.  Please also explain in detail how your CODM allocates resources and assesses performance, the information he considers, and the nature of the discussions he has with the division presidents.

Response:

The Staff requested that NOVA Chemicals provide it with internal financial reports as of December 31, 2005, and March 31, 2006.  These reports are the Company’s monthly management reports that are used by a number of employees for a variety of business purposes.  In addition to the CODM, these reports have historically been distributed to more than 80 employees of NOVA Chemicals who use different parts of the detailed information to perform their jobs.

At NOVA Chemicals, performance is assessed through a management by objectives system.  Objectives are set for the Company as a whole and for each division.  These objectives are referred to as key performance indicators.  The CODM is actively involved, with the division presidents, in setting the objectives at the division level and monitoring performance against those objectives.  Regular meetings are held between the CODM and the division presidents to discuss progress towards achieving the objectives and to develop strategies for achieving success for the Company as a whole.  The CODM is not involved in setting objectives, or monitoring performance against objectives, that are set below the divisional level.

The CODM’s review of the monthly management reports is primarily focused on the key performance indicators that are included at the beginning of each report.  The complete reports are provided to the CODM for historical background information and reference purposes should he have to answer questions on specific items.  The CODM does not use these monthly reports as a primary tool for decision-making as they are historically oriented.  Rather, the CODM makes business decisions primarily based on expectations for the future.  These expectations are derived through a review of other information sources and an analysis of trends.  The CODM discusses his interpretation of these trends with the division presidents and seeks their input on these interpretations.

NOVA Chemicals operates in a dynamic and volatile marketplace, which requires that information be provided to the CODM and other managers on a much more frequent basis than monthly again indicating  that the monthly reports do not provide the basis for the CODM’s decision making.  Information that is used for decision making is future oriented and based on managements’ interpretation of the dynamic supply/demand balance for plastics and chemicals products.  The information reviewed by the CODM includes trade association and industry publications, government reports, weekly internal reports, business case analyses, business plan presentations, and discussions with the division presidents.

Each week, NOVA Chemicals holds a management meeting with its leadership team, which consists of the CODM, the division presidents and numerous other managers representing all aspects of the Company’s business.  At these meetings, management discusses, among other things, trends in the Company’s cost structure and demand for its products.  To facilitate this discussion, weekly reports for each division are prepared.  Enclosed are copies of the December 30, 2005, weekly reports for the Staff’s review.  Please note that certain information in these weekly reports is presented in a detailed manner similar to the monthly reports; however, key financial information such as net income, forecast net income, EBITDA, working capital, and cash flow cycle time are only provided at the divisional level for Olefins / Polyolefins and at a more summarized level than the monthly report for Styrenics.  The difference in the two reports reflects differences in style of the two division presidents.

Resource allocation at NOVA Chemicals is focused on the two main areas where the Company has the ability to control costs – fixed costs and capital spending.  The CODM allocates resources based on the Company’s business planning process and project approval process.  In the business planning process, each division president prepares a business plan for his or her division that is approved by the CODM before it is presented to the Board of Directors.  These business plans contain detailed proposals for spending.  Fixed costs and capital spending are classified by type of expenditure and are not segmented by product or plant.  Once the spending levels are approved for each division, the division president has the authority to direct spending within the division.  For unbudgeted capital and operating expenses, division presidents have authority to approve up to $10 million per expenditure.  The CODM has authority up to $25 million, and above this, the Board of Directors must approve the expenditure.

Major growth and process improvement projects are evaluated on a case-by-case basis.  Business cases are presented that contain specific analysis of the costs and benefits of the project.  In accordance with the Company’s delegation of authority policy, before any resources are allocated to a particular project, the appropriate individual or decision board must approve such project.

With respect to your third point, please clarify your conclusion that areas within each of the Olefins / Polyolefins and Styrenics divisions are economically similar.  For example, we note that gross margin percentages for Global SM vary significantly from those of EPS-Europe from 2003 to 2005.  Similarly, we note significant differences in the EBIT percentages for SPS-Europe and SPS-NA from 2003 to 2005.  In the Olefins / Polyolefins division, we note a similar disparity amongst each area’s gross margin and EBIT percentages.  In addition, we note differences in the trends in the financial indicators for each of the areas.  For example, AST and LLDPE’s gross margin percentages and EBIT percentages are improving, whereas the remaining areas are experiencing declines.  To help us understand your response, please revise the historical analysis you have provided to us such that it is consistent with and ties to your internal reports.  For example, we note that your historical analysis separately breaks out Styrenics performance products, whereas your internal reports do not.  Please also provide us with any additional information that would explain any differences in the trends and these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another) and the performance of these individual areas.

Response:

As requested, the Company is enclosing a revised historical analysis that is consistent with its monthly internal reports.  In the Olefins / Polyolefins division, information is presented by plant.  The Company believes that all of the plants are producing results that are economically similar.  Margin and EBIT percentages and their variability for these plants are within a range that NOVA Chemicals considers normal for commodity plastics.  There are differences between plants due to different manufacturing and shipping costs that change from time to time as the mix of products and customers changes.  The reason that the AST and LLDPE plants experienced increased margins in 2005 compared to 2004, while the other plants experienced declines, is due to a change in NOVA Chemicals’ internal transfer price of ethylene.  Prior to 2005, NOVA Chemicals used the same formula to calculate the transfer price of ethylene to all of its polyethylene plants.  Beginning in 2005, the Company changed the method for calculating the price of ethylene going into its western Canadian plants (i.e., the AST and LLDPE plants) but did not change the method for its eastern Canadian plants.  The Company made this change to more accurately reflect differences in market prices for ethylene in the two different geographic markets.  Plants in western Canada have a cost advantage due to a more efficient infrastructure and lower feedstock costs.

With respect to the AST plant, it has shown improving margins throughout the periods presented because it is a relatively new plant at which the Company has been fine-tuning and improving its processes and products.  As with the start up of any new plant, there were and will be additional costs of production in the early years as the Company learns how to improve its production processes.  Accordingly, as the Company has been learning how to operate the plant more efficiently and improve the product mix, its margins have been improving.  NOVA Chemicals other polyethylene plants are mature plants that have been running for many years and, therefore, have not been affected by this issue in the periods presented in the analysis.   Production at the plants can be altered and shifted to other plants to respond to changes in market dynamics and cost structures.  The Company believes information with respect to how the Company manages its entire portfolio of plants to meet demand is the best level of disclosure rather than providing information on a plant-by-plant basis.

With respect to the Styrenics division, information is presented differently than for the Olefins / Polyolefins division.  NOVA Chemicals has more plants in the Styrenics division, and they are grouped by product produced and geographic location.  The Company notes that the profitability of these products are more similar to each other than they are to the Olefins / Polyolefins division products.  NOVA Chemicals believes that profitability and the variability thereof for all products is consistent within the range of commodity chemical products.  For the most part, the Styrenics’ products EBIT percentages are poor during the periods presented while the Olefins / Polyolefins products’ EBIT percentages are not.  This supports the Company’s argument that there is a significant difference between the economic performance of Styrenics’ products and Olefins / Polyolefins’ products and that there is a natural segmentation along these lines.

Within the Styrenics division, the Company notes that Global SM, SPS-NA, and EPS-NA all have similar EBIT percentages and likewise SPS-Europe and EPS-Europe have similar EBIT percentages.  The European SPS and EPS plants have worse gross margin percentages and EBIT percentages than the North American plants due to different market conditions in the two geographic areas.  This difference is disclosed in the geographic segmentation information included in the notes to the Company’s financial statements and in the Management’s Discussion and Analysis.  HPS-NA, DYLARK, HPS-Europe and Chile are small product areas that together do not account for more than 3% of total NOVA Chemicals sales.

In June 2006, the Company announced that it would begin disclosing its EPS-NA, styrenic performance products and the styrene necessary for the production of these products, as a separate business unit.  At the same time, the Company also announced that it would begin disclosing its Global SM, SPS-NA and its interest in its European styrenic polymer joint venture as a separate business unit called STYRENIX.  This restructuring into three reporting units was done because the Company made a strategic decision to focus on its core Olefins / Polyolefins and EPS/styrenic performance products business units.  In connection with the restructuring, changes were made to the internal management structure because STYRENIX’S products are non-core and will be managed differently than the Company’s other products.

The Company believes that it presents its segmented information in a fulsome way that is consistent not only with SFAS 131 but also with how the Company runs its business and how analysts and investors think of and analyze the Company’s business and industry.  To present segmented information in more detail than its competitors, would not assist investors or analysts and could put NOVA Chemicals at a competitive disadvantage.

Please call the undersigned at (412) 490-4970 or Pat Jewison, Vice President, Tax and Controller at (412) 490-4287, should you have any questions with respect to the foregoing or the enclosed supplemental information.

Sincerely yours,

/s/ Lawrence A. MacDonald

Lawrence A. MacDonald
Senior Vice President & Chief Financial Officer

cc:	Tracey McKoy
U.S. Securities and Exchange Commission

enclosure